UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934



Date of Report (Date of earliest event reported): August 24, 2012

United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

Iowa	001-34257	42-0644327
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	52407
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

The management of United Fire Group, Inc. gave an investor presentation on August 24, 2012. Exhibit 99.1 is a copy of the presentation materials used at this meeting. These materials will be posted on the Investor Relations section of our website (www.unitedfiregroup.com) under Reports, for a period of 14 days following the presentation. These presentation materials are being furnished pursuant to Item 7.01, and the information contained therein shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section. Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into our filings under the Securities Act of 1933.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2011, filed with the SEC on March 15, 2012, in our report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 10, 2012, and in our report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on August 8, 2012. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

Item 8.01. Other Events

The management of United Fire Group, Inc. gave an investor presentation on August 24, 2011. Exhibit 99.1 is a copy of the presentation materials used at this meeting. These materials will be posted on the Investor Relations section of our website (www.unitedfiregroup.com) under Reports, for a period of 14 days following the presentation. These presentation materials are being furnished pursuant to Item 7.01, and the information contained therein shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section. Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into our filings under the Securities Act of 1933.

Item 9.01. Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits.

Exhibit Number	Description of Exhibit
99.1	Investor presentation materials of United Fire Group, Inc. dated August 24, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED FIRE & CASUALTY COMPANY

Date: August 24, 2012

By: /s/ Randy A. Ramlo

Name: Randy A. Ramlo
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Investor presentation materials of United Fire Group, Inc. dated August 24, 2012.



Exhibit 99.1

UNITED FIRE GROUP®

Investor Presentation

Dianne Lyons, Vice President/Chief Financial Officer

Friday, August 24, 2012

Forward-Looking Statements

This presentation may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 15, 2012, and in our report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on August 8, 2012. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Overview

United Fire Group (NASDAQ:UFCS)

- Regional provider of a complete line of insurance products, including traditional commercial and personal property/casualty insurance, niche specialty programs (e.g., waste haulers, religious institutions, surety bonds) and life insurance
  - $735 million in shareholders' equity
  - Six regional offices with approximately 900 employees
- Property/casualty book of business complemented by Surety Branch and Life Insurance Company, which contribute to earnings stability

Company Overview

P/C Cos. Rated "A" by A.M. Best

- $627 million in annual net written premiums
- 2012 combined ratio of 95.1%
- 90% commercial lines/10% personal lines
- Represented by more than 1,240 independent agencies
- Licensed in 43 states and Washington DC, active in 33

United Life Ins. Co. Rated "A-" by A.M. Best

- $4 billion of life insurance in force
- 72% annuities/28% traditional life insurance products
- Represented by more than 940 independent agencies
- Licensed in 36 states, active in 28



Historical Financial Performance

Book Value Per Share



Operating Return on Average Equity**



Legend: ■ UFCS   ■ Peer Group*

*   SNL Small Cap U.S. Insurance Index (Average)

** See the appendix for definitions and reconciliations of data not prepared in accordance with U.S. GAAP



Historical Underwriting Performance

Net Written Premiums (\$ in millions)



GAAP Combined Ratio



GAAP Combined Ratio excluding Cats



■ UFCS ■ Peer Group*

* SNL Small Cap U.S. Insurance Index (Average)

6

Recent Results

Second-Quarter Highlights

- Double-digit top-line growth driven by:
  - Low- to mid-single digit rate increases and continued solid retention of commercial business
  - New business contribution reflected diligent account-based underwriting practices

- Sub-100% combined ratio:
  - Strong performance of core book of business reflected benefits of improving pricing environment and continued favorable prior-year reserve development
  - Significant reduction in catastrophe losses to a more normal level as unusually dry weather continues
  - Offset by 2 percentage point increase in expense ratio due to DAC accounting change

- Life insurance net written premiums increased more than 22%

- Net investment income rises as growth in invested assets more than offset decline in yield

2012 Interim Results

($ in millions)	Q2 2012	% Chng	1H 2012	% Chng
Net written premiums	$196.4	14.1%	$375.8	27.2%
Net investment income	28.7	3.6	57.9	5.6
Realized gains or losses	0.6	(49.8)	3.4	(11.1)
Net income	14.7	182.1	33.9	NM
Operating income	14.3	177.0	31.7	NM
Net income per share	$0.58	184.1	$1.33	NM
Operating income per share	$0.56	178.9	$1.24	NM
Book value per share	n/a		$28.91	6.2

Key Investment Considerations

- Expanded geographic presence through MIGP acquisition

- Now focused on growth opportunities:
  - Capitalizing on transaction
  - Organic growth in existing markets
  - Appointing new agents

- Local market knowledge
  - Decentralized underwriting and marketing
  - Claims and back-office functions are efficiently centralized

- Reserving
  - Consistent reserving practices
  - Historically reported loss redundancies

- Exposure management
  - Reduction of probable maximum loss
  - Diversified geographic risk

- Conservative investment philosophy

- Strong balance sheet with proactive capital management

- Experienced senior management
  - Supported by strong operating teams

Expanded Geographic Presence Through Acquisition

Now Licensed in 43 States and Washington DC, Active in 33



United Fire states

MIGP states

Expanded Scope in 2011 with MIGP Acquisition

- All-cash transaction valued at approximately $191 million
- Common business approach that diversified geographic risk
- Since closing:
  - Brought MIGP investment management and other back-office functions in-house
  - Consolidated reinsurance programs
  - Converted MIGP policies to UFCS electronic imaging system
  - Converted MIGP West Coast business to UFCS systems and initiated East Coast conversion
  - Retained MIGP agent force, saw 4.2% production increase in Q212 vs. Q211

Now Focused on Growth Opportunities

Growth Strategies

- Simplify BOP product to drive additional growth
- Focus on increasing contribution from:
  - Property business
  - Workers' compensation
  - Large accounts (over $100,000)
- Seek additional production from new agents
- Appoint new agents in cities where we are underrepresented

Pricing Sophistication

- Multiple tools support pricing analysis
  - CATography
  - Predictive analytics
  - Loss control
  - Walk-away pricing
  - Credit scoring
  - Rating tiers

Now Focused on Growth Opportunities

Rate Change Comparison



UFG — MarketScout — CIAB — CLIPS

Notes on Rate Change Data

- **MarketScout** is the nation's largest on-line insurance exchange with a distribution system to over 50,000 retail insurance agencies. The composite average includes all commercial lines and sizes of accounts.
  Website: marketscout.com

- **Council of Insurance Agents & Brokers (CIAB)** asks its members each quarter to provide up-to-date information on pricing trends, underwriting practices and availability of all commercial property/casualty lines for its Commercial Insurance Market Index. Website: ciab.com

- **CLIPS** is Towers Watson's U.S. commercial lines pricing and profitability survey. Quarterly information comes directly from carriers. Website: towerswatson.com

Expertise with "Main Street" Businesses

Net Written Premiums by Product Line

Twelve months ended 12/31/11 – Property/Casualty ($ in millions)	NPW	Percent of total NPW
Fire & Allied Lines	$202.6	36.7%
Automobile	139.7	25.3
Other Liability	121.7	22.0
Workers' Compensation	57.2	10.4
Surety	15.8	2.9
Reinsurance Assumed	13.3	2.4
Miscellaneous	1.7	0.3

Top 15 Classes Show Main Street Focus

Twelve months ended 12/31/11 – Property/Casualty ($ in millions)	DPW	Percent of total DPW
Carpentry - Residential	$118.1	20.3%
Excavation	37.4	6.4
Building or Premises - Lessors Risk	32.8	5.6
Grading of Land	25.9	4.5
Concrete Construction Incl Flat Work	24.5	4.2
Carpentry - NOC	23.4	4.0
Electrical Work - Within Buildings	22.1	3.8
Heating or Combined Heating & Air Conditioning	22.0	3.8
Plumbing - Commercial & Industrial	20.0	3.4
Automobile Repair or Service Shops	19.8	3.4
Plumbing - Residential or Domestic	18.4	3.2
Metal Goods Mfg/Machine Shops	17.0	2.9
Roofing - Residential Over Three Stories & Commercial	15.7	2.7
Landscape Gardening	15.1	2.6
Restaurants w/ Alcohol up to 75% Receipts	13.1	2.3

Local Market Knowledge

Philosophy

- Property/casualty competition is largely other regional carriers, including mutual companies

- Decisions about risk acceptability and pricing are made locally

- Local staff are knowledgeable about their region and relevant regulations

- Pricing decisions reflect current risk profile of book of business

Local Market Knowledge

Direct Written Premiums by State

Twelve months ended 12/31/11 – Property/Casualty ($ in millions)	DPW	Percent of total DPW
Texas	$74.8	12.9%
Iowa	73.7	12.7
California	61.5	10.6
Missouri	42.2	7.3
Louisiana	36.7	6.3
All other	292.0	50.2

Bringing to Each Regional Market:

- Expertise with "Main Street" businesses
- Disciplined underwriting
  - Underwriters average 19 years of industry experience
- Exceptional customer service
- Superior loss control services
- Fair and ethical claims handling
- Efficient and effective technology
- Strong agency relationships

Decentralized Underwriting and Marketing

Agency Philosophy

- Continually monitor agencies for compatibility
- Criteria: loss ratio, volume, relationship
- Seek "top three" position (as measured by direct premiums written)
- Competitive performance-based compensation

Agency Force (as of December 31, 2011)

- More than 1,300 independent agencies
- Average agency size: $354,000
- Size of largest agency: $7.5 million

Underwriting Strategies

- Non-renewing poor performing accounts
  - 2012 emphasis on identification and re-underwriting of selected business
  - Leveraging local market knowledge and technology
- Non-renewing higher cat risk accounts post 2011 storms
  - Updated exposure analysis

- Premium from top 20: $90.1 million
- Premium from top 100: $219.4 million

Claims and Back-Office Functions Centralized

Claims Philosophy

- FAIR claims service
- FAST claims service
- Use of outside adjusters is infrequent, allowing us to more closely control the adjusting function
- Conservative reserving practices lead to consistent loss reserve redundancies
- Employ top industry fraud predictive analytics technology

Claims and Back-Office Functions Centralized

Expense Ratio



■ Expenses related to Mercer acquisition

Technology

- Streamline how our agencies transact business with us
- Enable producers to efficiently provide their clients with a high level of service
- Enhance agency online inquiry capabilities
- Provide agencies with online reporting
- Continuous improvement objective
  - Feedback from agent technology board

Reserving

Net Reserve Redundancy (Deficiency)



Median: 8%

Reserving Philosophies

- Historically reported loss redundancies
- Consistent reserving practices
- Reserve on a case basis with some pessimism
- Reserve for IBNR and LAE using actuarial methods

Exposure Management

Managing Catastrophe Exposure

- Lowered 100-year PML (average of RMS and AIR) despite expanded portfolio due to Mercer transaction

- Managing geographic exposures to reduce coastal and other risks

- Better utilizing operating structure

- Updated policy terms and conditions, e.g., wind deductibles

Reinsurance Programs

- 2012 catastrophe program
  - $180 million excess of $20 million retention
  - 95% excess of $20 million

- 2012 core program
  - $2 million retention
  - $13 million per risk property coverage
  - $38 million per occurrence casualty coverage

Exposure Management

Modeled vs. Actual Losses from Historical Storms

($ in millions)	RiskLink v10 Modeled Gross Loss	RiskLink v11 Modeled Gross Loss	Clasic/2 v12 Modeled Gross Loss	Actual Loss
Katrina	$499.6	$506.4	$461.0	$367.3
Rita	11.7	71.6	26.8	33.9
Gustav	9.5	27.7	10.5	14.5
Ike	22.6	110.7	17.5	26.0

Notes on Modeled Losses

- Modeled loss from Katrina and Rita are based on UFG's June 2005 portfolio.
- Modeled loss from Ike and Gustav are based on UFG's September 2008 portfolio.
  - RiskLink v10 does not include Gustav and Ike in its historical event set. As a workaround, $9.5M and $22.6M were estimated based on a suite of stochastic events RMS provided for real-time analysis. According to RMS, these events represent the characteristics and damage of Gustav and Ike.
- Storm surge and loss amplification are included in the modeled loss.



Conservative Investment Portfolio (at June 30, 2012)

$3.0 Billion Investment Portfolio ($ in millions)

US Gov't
$84
3%

Foreign
$235
8%

Utilities
$257
8%

Other*
$52
2%

Financial
$308
10%

Equity Securities
$174
6%

Mortgage Backed
$176
6%

Municipals
$762
25%

Industrial
$983
32%

Other includes trading securities, mortgage loans, policy loans and other long-term investments.

Conservative Investment Portfolio (at June 30, 2012)

Maintain a Fixed-to-Equity Ratio of 90/10

- Manage our own portfolios/buy and hold
- Addressing low interest rate environment by:
  - Continuing to purchase quality investments rated investment grade or better
  - More closely matching duration of our investment portfolio to liabilities
- International corporate bond holdings account for 8% of portfolio
- Q212 property/casualty portfolio yield of 3.6% and duration of 4.2
- Q212 life portfolio yield of 4.8% and duration of 3.9

Highly Rated Fixed Income Portfolio

	$ (in millions)	%
AAA	$397	14%
AA	640	23
A	684	24
Baa/BBB	1,010	36
Other/Not Rated	88	3
Total	$2,819	100

Financially Strong

Capital Management Philosophy

- Strong economic capital position
- Prudent reinsurance programs
- Modest debt-to-capital ratio (6%)
- Conservative investment portfolio

- History of consistently conservative reserves
- Use of capital – acquisition of Mercer Insurance Company

Share Repurchase

- Share repurchase program extended by board to August 2014
  - 1.4 million common shares remain authorized for repurchase
- Repurchased 102,000 shares of common stock in first half 2012 at a total cost of $2.1 million and average price of $20.94 per share

Enterprise Risk Management

- ERM management committee meets quarterly
- Board of Directors risk management committee oversees ERM effort
  - Management reviews risk metrics with risk management committee
- Risk appetite statement developed
- Economic capital modeling used to assess risk

Experienced Senior Management

Leadership Team

	Title	Years with UFCS	Years in Industry
Randy Ramlo	President and CEO	27	27
Mike Wilkins	Executive Vice President	25	25
Dianne Lyons	Vice President and CFO	27	27
David Conner	Vice President and CCO	12	28
Barrie Ernst	Vice President and CIO	8	31
Neal Scharmer	Vice President and General Counsel	15	21

Key Investment Considerations

- Expanded geographic presence through MIGP acquisition

- Now focused on growth opportunities:
  - Capitalizing on transaction
  - Organic growth in existing markets
  - Appointing new agents

- Local market knowledge
  - Decentralized underwriting and marketing
  - Claims and back-office functions are efficiently centralized

- Reserving
  - Consistent reserving practices
  - Historically reported loss redundancies

- Exposure management
  - Reduction of probable maximum loss
  - Diversified geographic risk

- Conservative investment philosophy

- Strong balance sheet with proactive capital management

- Experienced senior management
  - Supported by strong operating teams



Investor Presentation

Questions



Appendix

Catastrophe Loss History

Events in 2008-2009

- Hurricane Katrina development of $65 million due to unfavorable court rulings
- Record number of catastrophe events in 2008 contributed $76 million to United Fire's losses
- A flood in 2008 forced us from our home office to a temporary location for 11 weeks
- Hurricanes Ike and Gustav in 2008 forced temporary closings of our Galveston and New Orleans offices

Catastrophes

		($ in millions)	
1992	Hurricane Andrew	$28.1	assumed
1994	Northridge earthquake	5.6	assumed
2000	New Orleans hailstorms	25.6	
2001	9/11 events	11.6	assumed
2002	Hurricane Lili	9.3	
2004	Hurricanes Charley, Frances and Jeanne	13.9	
2005	Hurricanes Katrina and Rita	315.8	
2008	Hurricanes Gustav and Ike	34.9	
2011	Global CAT losses	21.4	assumed
2011	Spring storms (Alabama & Joplin)	45.2	
2012	Spring storm (Branson)	12.5	

Catastrophe Losses



28

Reducing PML Exposure

Exposure Reduction

100-Year PMLs ($ in millions)


RMS
AIR
$300
$250
$200
$150
$100
$50
$0
Jun 2006
Dec 2006
Jun 2007
Dec 2007
Jun 2008
Dec 2008
Aug 2009
Dec 2009
Aug 2010
Dec 2011*
Jun 2011*

** Based on RMS v11 and AIR v12, includes Mercer's June 2010 portfolio*

Realistic Disaster Scenarios ($ in millions)

		Scenario	RMS Gross Loss	AIR Gross Loss	Industry Gross Loss
UFG's Hurricane RDS	1.	A Katrina type event impacting the New Orleans area	$152.1	$123.9	$40,679.0
	2.	A strong CAT 4 storm making landfall in Galveston and heading north	230.1	186.1	105,366.0
	3.	A moderate CAT 3 storm impacting Tampa / St. Pete., Florida	117.7	49.6	133,155.0
	4.	A two-landfall event on south Florida and then Cape May, NJ	68.5	60.3	24,677.4
	5.	A two-landfall event on central Florida and then southeastern TX	83.7	24.3	63,881.4
Lloyd's Hurricane RDS	6.	Miami-Dade Windstorm: FL-SE_Cat5, LA_Cat3	0.3	0.5	143,341.0
	7.	Pinellas Windstorm: FL-SW_Cat4, SC_Cat4	95.8	165.6	138,786.6
	8.	Gulf of Mexico Windstorm: TX-N_Cat5	225.7	170.7	107,801.8
	9.	Northeast Windstorm: NY_Cat4	45.8	53.0	77,411.1

UFG data as of December 2011, Mercer data as of June 2011

Foreign Investment Exposure

International Holdings by Country

Country	Par	Pct Of Par	Market	Pct of Mkt
United Kingdom	$59,735,000	39.6%	$64,834,275	40.1%
Switzerland	24,507,000	16.2	26,663,746	16.5
Netherlands	21,725,000	14.4	22,895,662	14.2
Australia	10,772,143	7.1	11,892,867	7.4
Germany	5,550,000	3.7	5,736,859	3.5
India	5,000,000	3.3	4,912,940	3.0
Luxembourg	5,000,000	3.3	5,357,025	3.3
Ireland	4,100,000	2.7	4,344,420	2.7
Israel	3,950,000	2.6	4,155,722	2.6
Hong Kong	3,000,000	2.0	3,206,826	2.0
Qatar	3,000,000	2.0	3,232,500	2.0
Spain	2,300,000	1.5	2,057,203	1.3
South Korea	1,500,000	1.0	1,659,485	1.0
Norway	700,000	0.5	838,113	0.5
Foreign, Non-Canada	**150,839,143**	**68.2**	**161,787,643**	100.0

International Holdings by Sector

Sector	Par	Market Value	Pct of Mkt	Pct Total Portfolio
Oil & Gas	$ 42,007,000	$45,212,622	27.9%	1.57%
Industrials	20,275,000	22,486,177	13.9	0.78
Banks	20,650,000	21,378,177	13.2	0.74
Healthcare	14,950,000	15,454,736	9.6	0.54
Financials	13,450,000	15,045,469	9.3	0.52
Electric Utility	11,915,000	13,073,714	8.1	0.45
Basic Resources	12,292,143	12,856,630	7.9	0.45
Telecommunications	9,300,000	9,930,728	6.1	0.35
Insurance	3,000,000	3,201,351	2.0	0.11
Media	3,000,000	3,148,038	1.9	0.11
Foreign, Non-Canada	**150,839,143**	**161,787,643**	**100.0**	**5.63**

Notes

- Fixed Income portfolio only; "Country" indicates headquarter domicile
- No direct Sovereign exposure; 68.2% of Foreign holdings are Non-Canadian
- No local currency or foreign exchange risk – all coupon and principal amounts are US$ denominated
- Investment Grade Corporates only; no structured products, private placements or alternative investments
- Bank exposure is limited to the northern peripheral countries (e.g., Germany, the U.K.); No "PIIGS"
- Well diversified, liquid names – no single position is greater than $5 million (i.e., 32 basis points)
- Foreign exposure (Canadian and non-Canadian) is 8.2% of the total Fixed Income portfolio

Experienced Senior Management



RANDY A. RAMLO
President/Chief Executive Officer
Years at UFG: 27
Years in industry: 27

- Directs and monitors the business operations of all offices and business segments
- Oversees the implementation of corporate policies on a day-to-day basis
- 1984: Joined company as an underwriter
- 1996 to 2001: Commercial underwriter
- 2001: Named VP, Surety
- 2004: Appointed EVP, United Fire Group
- 2007: Appointed president and CEO
- BA from University of Northern Iowa
- Professional designations: ARM, CPCU, AIM and AFSB
- Board member: United Way of East Central Iowa
- Member: CPCU Society and Surety Assoc. of Iowa



MICHAEL T. WILKINS
Executive Vice President
Years at UFG: 25
Years in industry: 25

- Responsible for development of information technology
- Directs company's reinsurance and personal lines segments
- 1985: joined UFG as computer programmer
- 1990 to 1998: Product support manager
- 1998: Named VP of Central Plains regional office
- 2002: Named VP of administration
- 2007: appointed EVP
- BS and MBA from University of Iowa
- Professional designations: ARP, CPCU
- Board member: United Way of East Central Iowa and Four Oaks
- Member: CPCU Society



DIANNE M. LYONS
Vice President/Chief Financial Officer
Years at UFG: 27
Years in industry: 27

- Directs the company's financial goals, objectives and budgets
- Oversees investor relations
- Oversees regulatory filings
- 1983: Joined UFG as records librarian
- 1984 to 1985: Accounting general clerk
- 1986 to 2000: Accountant
- 2000: Promoted to controller and accounting manager
- 2003: Named vice president of United Fire
- 2006: Appointed chief financial officer
- BA from Coe College
- Professional designations: AIAF, AAM, CPCU, LOMA LEVEL
- Board member: Young Parents Network
- Member: CPCU Society



DAVID E. CONNER
VP/CCO
Years at UFG: 12
Years in industry: 28



BARRIE W. ERNST
VP/CIO
Years at UFG: 8
Years in industry: 31



NEAL R. SCHARMER
VP/General Counsel
Years at UFG: 15
Years in industry: 21

Financial Summary

(GAAP, $ in thousands except per share values)	2011	2010	2009	6 mos. 2012	6 mos. 2011
Selected Income Statement Items					
Net Premiums Written	$604,867	$463,892	$467,427	$375,775	$295,355
Net Income / (Loss)	11	47,513	(10,441)	33,900	(12,104)
Realized Gains / (Loss), net of tax	4,186	5,518	(8,566)	2,183	2,455
Operating Earnings / (Loss), net of tax	(4,175)	41,995	(1,875)	31,717	(14,559)
Selected Balance Sheet Items					
Cash and Investments	$3,052,535	$2,662,955	$ 2,542,693	$3,132,698	$3,044,824
Total Assets	3,618,924	3,007,439	2,902,544	3,741,263	3,621,934
Shareholders' Equity	696,141	716,424	672,735	735,362	704,773
Capital & Surplus	565,843	594,308	556,265	596,391	575,201
Per Share Analysis					
Operating Income / (Loss) per Diluted Share	$(0.16)	$1.60	$(0.07)	$1.24	$(0.56)
Net Income / (Loss) per Diluted Share	-	1.80	(0.39)	1.33	(0.46)
Dividends per Share	0.60	0.60	0.60	0.30	0.30
Book Value per Share	27.29	27.35	25.35	28.91	27.23
Profitability Analysis					
Loss Ratio	76.4%	68.9%	83.9%	62.4%	83.8%
Expense Ratio	35.7	31.0	31.3	32.7	37.2
Combined Ratio	112.1	99.9	115.2	95.1	121.0
Combined Ratio (ex. CATs & Hurricane Katrina Litigation)	97.0	93.2	101.4	86.4	99.0
ROAE	0.0	6.8	(1.6)	9.5	(3.4)
Operating ROAE	(0.6)	6.0	(0.3)	8.9	(4.1)

Operating Segment Financial Highlights

(GAAP, $ in thousands except per share values)	2011	2010	2009	6 mos. 2012	6 mos. 2011
Commercial					
Net Premiums Written	$481,519	$363,806	$380,727	$308,465	$239,548
Net Premiums Earned	464,942	370,479	394,000	264,560	211,114
Loss and Loss Settlement Expenses	331,320	271,184	338,094	163,769	161,805
Loss Ratio	71.3%	73.2%	85.8%	61.9%	76.6%
Personal					
Net Premiums Written	57,134	40,807	38,208	31,201	25,589
Net Premiums Earned	55,568	39,731	35,735	30,873	25,043
Loss and Loss Settlement Expenses	51,725	25,576	23,641	18,428	25,582
Loss Ratio	93.1%	64.4%	66.2%	59.7%	102.2%
Assumed					
Net Premiums Written	13,270	10,295	5,892	5,204	4,616
Net Premiums Earned	13,261	10,163	5,942	5,237	4,616
Loss and Loss Settlement Expenses	24,786	(7,323)	3,986	5,333	14,402
Loss Ratio	186.9%	-72.1%	67.1%	101.8%	NM
Total					
Net Premiums Written	551,923	414,908	424,827	344,870	269,753
Net Premiums Earned	533,771	420,373	435,677	300,670	240,773
Loss and Loss Settlement Expenses	407,831	289,437	365,721	187,530	201,789
Loss Ratio	76.4%	68.9%	83.9%	62.4%	83.8%
Net Income / (Loss)	(7,639)	34,726	(17,677)	29,991	(16,224)

Definitions and Reconciliations of Data Not Prepared in Accordance With U.S. GAAP

(GAAP, $ in thousands)	2007	2008	2009	2010	2011	6 mos. 2011	6 mos. 2012	3 mos. 2011	3 mos. 2012
Net income (loss)	$111,392	$(13,064)	$(10,441)	$47,513	$11	$(12,104)	$33,900	$(17,914)	$14,716
After-tax realized investment (gains) losses	(6,286)	6,749	8,566	(5,518)	(4,186)	(2,455)	(2,183)	(731)	(367)
Operating income (loss)	$105,107	$(6,315)	$(1,875)	$41,995	$(4,175)	$(14,559)	$31,717	$(18,645)	$14,349
Diluted earnings (loss) per share	$4.03	$(0.48)	$(0.39)	$1.80	$0.00	$(0.46)	$1.33	$(0.69)	$0.58
Diluted operating earnings (loss) per share	3.80	(0.23)	(0.07)	1.60	(0.16)	(0.57)	1.24	(0.72)	0.56
Return on equity	15.6%	-1.9%	-1.6%	6.8%	0.0%	(3.4)%	9.5%	--	--
After-tax realized investment (gains) losses	-0.9	1.0	1.3	-0.8	-0.6	(0.3)	(0.3)	--	--
Operating return on equity	14.7	-0.9	-0.3	6.0	-0.6	(3.8)	9.2	--	--

Operating income is a commonly used Non-GAAP financial measure of net income excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of operating income to that of other companies. Management evaluates this measurement and ratios derived from this measurement because we believe it better represents the normal, ongoing performance of our businesses.



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